# Viit Health, Inc.

## Balance Sheet

As of December 31, 2022

| | TOTAL | |
|---|---|---|
| | AS OF DEC 31, 2022 | AS OF DEC 31, 2021 (PY) |
| ASSETS | | |
| Current Assets | | |
| Bank Accounts | | |
| Merrill Lynch (2625) | 8,670.32 | |
| Raymond James #L799 | 0.00 | 139,951.74 |
| **Total Bank Accounts** | **$8,670.32** | **$139,951.74** |
| **Total Current Assets** | **$8,670.32** | **$139,951.74** |
| **TOTAL ASSETS** | **$8,670.32** | **$139,951.74** |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Long-Term Liabilities | | |
| Cienega Inv LLC SAFE Note | 200,000.00 | 200,000.00 |
| Javier & Ana Morales SAFE Note | 50,000.00 | |
| Juan Carlos SAFE Note | 100,000.00 | |
| Softeq Fund SAFE Note | 121,249.50 | |
| Wefunder Portal SAFE Note | 259,958.30 | |
| **Total Long-Term Liabilities** | **$731,207.80** | **$200,000.00** |
| **Total Liabilities** | **$731,207.80** | **$200,000.00** |
| Equity | | |
| Retained Earnings | -60,048.26 | |
| Net Income | -662,489.22 | -60,048.26 |
| **Total Equity** | **$ -722,537.48** | **$ -60,048.26** |
| **TOTAL LIABILITIES AND EQUITY** | **$8,670.32** | **$139,951.74** |